2019 Financials	2019
Income Statement	
Revenue	36,466
COGS	$50,625
Gross Margin ($)	($14,159)
Gross Margin (%)	*(39%)*
Opex	$55,490
Direct Margin ($)	($69,649)
Direct Margin (%)	*(191%)*
Corporate	$172,471
EBITDA ($)	($242,120)
EBITDA (%)	*(664%)*
Depreciation	$48,938
Net Income	($291,057)
Cash Flow Statement	
Cash Flows from Operating Activities	**($242,120)**
Net Income	($291,057)
Depreciation	$48,938
Cash Flow from Investing Activities	**($105,880)**
Bikes	($105,880)
Cash Flow from Financing Activities	**$348,000**
Crowdfunding	$348,000
Net Cash Flow	**$0**
Balance Sheet	
Current Assets	**$0**
Cash	$0
Accounts Receivable	$0
Other current assets	$0
Fixed Assets	**$56,943**
Net Fixed Assets	$56,943
Total Assets	**$56,943**
Current Liabilities	**$0**
Accounts Payable	$0
Other current liabilities	$0
Long-Term Liabilities	**0**
Debt	0
Total Liabilities	**$0**
Shareholder Equity	$348,000
Retained Earnings	($291,057)
Total Equity	**$56,943**